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                            June 22, 2022

       Brian Foote
       Chief Executive Officer
       Humbl, Inc.
       600 B Street, Suite 300
       San Diego, California 92101

                                                        Re: HUMBL, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed June 14, 2022
                                                            File No. 333-261403

       Dear Mr. Foote:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

       Amendment No. 6 to Registration Statement on Form S-1 Filed June 14,
2022

       HUMBL, Inc. Consolidated Statements of Operations (Unaudited) for the Three Months Ended
       March 31, 2022 and 2021
       Notes to Consolidated Financial Statements
       Note 4: Business Combinations and Acquisitions of Assets, page F-53

   1. We reviewed your response to comment 9. Please provide us with your consideration of the indicators in ASC
805-10-55-25 in reaching your conclusion. For example, tell us if vesting is
automatically forfeited if employment terminates.
 Brian Foote
FirstName
Humbl, Inc.LastNameBrian Foote
Comapany
June       NameHumbl, Inc.
     22, 2022
June 22,
Page 2 2022 Page 2
FirstName LastName
Note 12. Convertible Promissory Notes, page F-61

2. We note your response to comment 12. Please revise your disclosure to explain the accounting for the expensing of the debt discount of $1,250,527 at the time of the convertible note exchanges and where it is recognized in the consolidated statement of operations for the three months ended March 31, 2022. In your disclosure, please explain why no gain or loss was recognized upon the note exchanges.
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Ernest Stern